SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

August 26, 2019

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Kenon Announces Issuance of New Shares by its Subsidiary OPC Energy Ltd.  in a Private Placement

Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces that its subsidiary OPC Energy Ltd. (“OPC”) announced yesterday that OPC has agreed to issue and sell 5,849,093 new ordinary shares (representing approximately 4.02% of OPC’s issued and outstanding share capital on a fully diluted basis) at a price of NIS 26.5 per share, for total cash consideration of approximately NIS 155 million (approximately $44 million), to institutional investors through a private placement. Of the new shares to be sold, 566,038 new ordinary shares were sold to Migdal Insurance and Financial Holdings Ltd. (“Migdal”) (which will result in Migdal owning 8.64% of OPC’s issued and outstanding share capital after the private placement and 8.49% on a fully diluted basis), and the remainder of the new shares were sold to three institutional investors. The closing price of OPC’s shares on the TASE on August 22, 2019, the trading day preceding the sale, was NIS 27.17 per share.  OPC announced that the proceeds of the sale are expected to be used for general corporate purposes.

The sale will reduce Kenon’s interest in OPC from 72.93% to 69.94% (68.7% on a fully diluted basis).

This press release is not an offer for any securities in the United States. The shares referenced in this press release have not been, and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about OPC’s agreement to issue and sell new shares in a private placement, including the terms and use of proceeds of such sale. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon's forward-looking statements. Such risks include the risk that the sale is not consummated under the terms described herein or at all and that the proceeds are not used on the terms described herein and other risks and factors, including those set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: August 26, 2019	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer

3